Exhibit 99.5

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2005

The following Management Discussion and Analysis (“MD&A”) of EuroZinc Mining Corporation (“EuroZinc” or the “Company”) has been prepared as of May 11, 2005 and is intended to supplement and complement the accompanying unaudited interim consolidated financial statements and notes for the period ended March 31, 2005, which are included in the Quarterly Report. This MD&A should also be read in conjunction with the audited consolidated financial statements and related MD&A for the year ended December 31, 2004. Please also refer to the cautionary statement of forward-looking information at the end of this MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts, including comparatives, are expressed in US dollars unless otherwise indicated.

OVERVIEW

EuroZinc is a Canadian mining company that became a base metal producing company in mid-2004 through the acquisition of the Neves-Corvo copper mine in southern Portugal. EuroZinc also owns the Aljustrel zinc/lead/silver mine located 40 km from the Neves-Corvo mine. Both mines consist of poly-metallic deposits containing, among other metals, copper, zinc, lead and silver. The Aljustrel mine is currently on care and maintenance, however, a decision is pending on placing the mine into production on the basis of establishing satisfactory agreement with labour and government on some outstanding key issues. Concurrently, the Company is considering financing alternatives, which do not include the issuance of additional equity. EuroZinc continues to seek the optimum copper production at Neves-Corvo, and is also planning on producing zinc concentrate from the Neves-Corvo deposits by the middle of 2006.

The most significant event of the quarter for EuroZinc was the acquisition of the balance (51%) of the price participation from Empresa de Desenvolvimento Mineiro, SGPS, S.A. (“EDM”), a Portuguese government-owned Company. The price participation was agreed to under the terms of the original purchase agreement for the Neves-Corvo mine. EuroZinc purchased the other 49% of the price participation rights from the Rio Tinto Group in December of 2004 for $22 million. The Company purchased EDM’s portion in January of 2005 for $26 million, and the effective date of the purchase was October 1, 2004, an amount equal to what the price participation payment would have been,  $12.4 million, was used to partially pay down the $48 million loan arranged for the total price participation purchase. An additional $13.8 million was paid at the end of April, 2005.

At the end of March, 2005, the Company arranged a 40 million Euro (approximately US$51.7 million) unsecured, three-year commercial paper facility, which was used to repay the existing US$50 million debt held by a syndicate of London banks. The rate of interest attached to the commercial paper facility, Euribor plus 0.85%, is approximately 1.4% less and the repayment terms provide more flexibility than the bank debt, allowing Somincor to repay debt in step with its free cash flow.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2005

RESULTS OF OPERATIONS

Neves-Corvo

Operating Summary

	First Quarter	Fourth Quarter	Third Quarter
	2005	2004	2004
Tonnes milled (000’s)	510	508	474
Copper grade (%)	4.73	5.47	5.30
Plant recovery (%)	87.20	89.68	88.30
Copper produced (000’s tonnes)	21.03	24.6	21.0
Net cash cost (US$ per pound) *	0.84	0.64	0.72

* Includes treatment and smelting charges.

Note –

Comparisons in the above table and the following discussion are made between the current quarter and the previous two quarters rather than the first quarter of 2004 as  EuroZinc did not acquire the mine until June 18, 2004.

Production from the Neves-Corvo mine was ahead of plan for the year in tonnes of ore milled with 510 thousand tonnes of ore processed during the first quarter as compared to 508 and 474 thousand tonnes of ore processed in the fourth and third quarters, respectively, in 2004. The copper grade of ore processed was 4.73% for the first quarter of 2005 and was marginally lower than forecast, and lower than the grades of 5.47% and 5.30% achieved in the previous quarters in 2004. The lower grade in the quarter is anomalous and the mining grades returned to the forecasted average of 5.1% in April.  As of this report date, the year to date grade was 5.17% copper.

The plant recovery rate of 87.20% in the quarter was slightly lower than the recovery rates in the previous two quarters in 2004 due to the lower grade of ore milled. Production for the first quarter of 2005 was 21,029 tonnes of contained copper in concentrate, or 46.4 million pounds of copper metal contained, which was less than the amount produced in the fourth quarter of 2004, but the same as the production level of the third quarter of 2004. Operations are on forecast to produce 200 million pounds of contained copper for 2005.

The net cash cost per pound of copper for the period was $0.84 and was, as expected and forecast,  higher than the net cash cost of the previous two quarters in 2004. The net cash cost increase was due to the increased smelter treatment and refining charges, which accounted for approximately two-thirds of the operating cost increase and the balance was attributable to the increase in the exchange rate between the Euro and the US dollar. The Euro was 1.31 to the U.S. dollar over the period as compared to an overall average of 1.26 in the last six months of 2004.

Aljustrel

The processing and metallurgical review was carried out by technical consultants, as well as Outokumpu of Finland and a third party metallurgical consulting group, and was completed during the quarter. The purpose of the review was to determine optimum grind size for the zinc ore in order to maximize the recovery rate. As of the date of this report, the work has also been completed on updating the estimated capital required to put the mine and mill back into production, an estimated total of $114 million. If the decision is taken to return Aljustrel to production, subject to acceptable resolution of the key issues outlined earlier in this discussion, it is expected that the mill will be operational and producing zinc metal following approximately 12 months of retrofitting. The rate of processing of ore for the first year of operation is forecast to be 1.4 million tonnes per annum and 1.8 million tonnes in the subsequent years.

FINANCIAL SUMMARY

Selected Financial Data

The following annual and quarterly information are prepared in accordance with Canadian GAAP, but in US dollars.

Annual Information

US$ in thousands, except per share data and CDN where noted.

	First Quarter	First Quarter
	2005	2004
Results of Operations		(restated)
Revenues (net)	63,412	-
Operating profit	29,144	(17)
Net income (loss) for the period	18,558	(287)
Operating cash flow before working capital items	26,612	(232)
Net income (loss) per common share – basic & diluted	0.04	-
Operating cash flow per common share before working capital items – basic	0.05	-
Operating cash flow per common share before working capital items – basic (CDN$)	0.06	(0.01)

Financial Position – as at	March 31, 2005	Dec. 31, 2004
Cash	44,802	29,245
Total Assets	462,132	421,644
Total Long Term Liabilities	206,440	203,457
Shareholder’s Equity	162,216	139,031
Working Capital	20,214	7,728

Note -

Meaningful comparisons cannot be made between the first quarter of 2005 and the first quarter of 2004 since EuroZinc did not purchase the Neves-Corvo mine until June 18, 2004, and the Company’s consolidated financial statements do not include the operations of Somincor until after that date. In the following discussion of financial data, comparisons are only made with the fourth and third quarters of 2004 where data is comparable.

Revenues

Revenues for the Company for the three months ended March 31, 2005, totaled $63.4 million, based on 24,600 tonnes (54.2 million pounds) of copper sold at a net realized price for the period of $1.44 per pound, after taking into account $5.3 million on settlements of copper options contracts on 6,612 tonnes of copper during the three month period at an average strike price of $1.13 per pound. Treatment and smelting charges for the period totaled $14.8 million or $0.27 per pound, as compared to $9.7 million or $0.20 per pound in the fourth quarter of 2004 and $7.1 million or $0.16 per pound in the third quarter of 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2005

Operating Costs

Direct operating costs for the first three months of 2005 were $30.1 million, compared to $18.1 million and $28.8 million in the fourth and third quarters, respectively, in 2004. One reason for the increase in operating costs, as noted in the discussion of operations, was the strength of the Euro. Operating costs were also affected by the slight drop in the average grade in the first three months of 2005 and an overall increase in the cost of consumables.

Key Variables

	First Quarter 2005	Fourth Quarter 2004	Third Quarter 2004
Copper (per pound)	US$ 1.48	US$ 1.40	1.37
Euro/US$ Exchange Rate	1.31	1.30	1.22
Copper Treatment & Refining (per pound)	US$ 0.27	US$ 0.20	US$ 0.16

Accretion of Asset Retirement Obligations

An additional $0.57 million was added during the first quarter to the liability accrued for the reclamation of the Neves-Corvo and the Aljustrel mines.

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion expenses during the quarter were $3.6 million, related primarily to the property, plant and equipment of Somincor (including mineral properties).

Other Expenses

General and administration expenses for the first three months of 2005 were $1.2 million compared to  $3.5 million for the year in 2004. EuroZinc’s corporate office accounted for approximately $0.9 million of the total and Somincor accounted for the remaining $0.3 million. Wages, benefits and professional fees accounted for an increasingly larger portion of the general and administration expenses in the first quarter, as staff were added to the Vancouver corporate office. Travel expenses also continued to increase during the quarter as result of increase in the number of staff traveling, the frequency of trips and an overall increase in the cost of air travel.

Interest on loans and accretion of long-term debt during the period was $2.3 million, compared to a total of $3.3 million for all of 2004. Although the Company made an immediate payment of $12.4 million on the loan arranged to purchase the price participation, the net increase in the Company’s debt level was $11.3 million during the quarter. The Company expects to see the interest and accretion charges drop through the balance of 2005 as the price participation loan continues to be paid down aggressively and the refinancing of the bank debt starts to have an effect. However, in the short term as a result of the refinancing of the bank debt another $1.7 million of financing costs was charged to earnings. The settlement of the US dollar denominated debt also resulted in the recognition of a foreign exchange gain of $1.7 million during the period as the US dollar continued to weaken.

The most noticeable change in expenses from the 2004 year end to the end of the first three months of 2005 was the effect of the derivative instruments, which are marked to market at the end of each reporting period. As of the end of 2004 there was an unrealized loss on these instruments of $32.1 million. As of the end of the first quarter, there was an unrealized gain recorded of $0.09 million, comprised of an unrealized gain of $0.44 million on foreign exchange contracts entered into during January, 2005, and a $0.36 million loss from the derivative instruments entered into in 2004.

Somincor exhausted its accumulated tax losses in 2004, so the company was fully taxed at the Portuguese tax rate of 27.5% during the first three months of 2005, a total of $5.8 million. In addition the Company recognized $1.5 million in future income tax expense.

The net income for the Company for the period was $18.6 million (US$0.04 or CDN$0.05 per share). Operating cash flow before changes in non-cash working capital items was $26.6 million (US$0.05 or CDN$0.06 per share).

Quarterly Information

US$ in thousands, except per share data

	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
			(restated)	(restated)
Revenues	63,412	54,445	60,571	5,536	-	-	-	-
Operating profit	29,144	26,552	26,932	2,833	-	-	-	-
Net income (loss)	18,558	5,018	11,322	1,414	(287)	(1,055)	(777)	567
Net income (loss) per share – basic & diluted	0.04	0.01	0.02	0.01	(0.00)	(0.01)	(0.01)	0.01

LIQUIDITY AND CAPITAL RESOURCES

EuroZinc generated $26.6 million in operating cash flow from its operating activities in the first three months of 2005 before changes in non-cash working capital.

During the three months ended March 31, 2005, EuroZinc also continued to add to its capital resources, a total of $28.4 million, through debt re-financing and the exercise of options and warrants. This gives the Company more flexibility to refinance existing debt under more favourable terms as was the case during the quarter, and provides the option to reduce debt levels or use the funds for advancing other projects as management sees fit. EuroZinc raised $51.7 million (40 million Euros) through the issue of commercial notes with a consortium of European banks and the proceeds were utilized to pay down $50 million in bank debt.  The balance of $26 million of the original $48 million price participation credit facility was also drawn during the quarter to purchase EDM’s share. For equity, the Company issued 1.52 million shares during the quarter through the exercise of options for total proceeds of $0.53 million, and also issued 37.3 million shares through the exercise of warrants for total proceeds of $14.5 million.

A total of $31.0 million was invested during the quarter, of which $26 million was used to purchase EDM’s price participation rights. This purchase increased the carrying value of Somincor and forms part of the plant, property and equipment on the Company’s balance sheet.  Another $4.0 million was invested during the first quarter in development work and equipment at the Neves-Corvo mine and $1.0 million was spent on care and maintenance of the Aljustrel mine.

As of the end of the first quarter the Company had $44.8 million in cash and cash equivalents, an increase of $15.6 million from the 2004 year end. Working capital increased from $7.7 million at year end to $20.2 million at the end of the quarter, and the net debt of the Company was reduced from $111.0 million at year end to $106.8 million at the end of the quarter. As a result, EuroZinc’s net debt (long term debt less cash and cash equivalents) to equity ratio was reduced from 0.80 to 1 at the 2004 year end to 0.65 to 1 as of March 31, 2005. The current ratio (current assets divided by current liabilities) increased to 1.22 to 1 at the period end from a ratio of 1.10 to 1 at the 2004 year end. The Company continues to have no off-balance sheet arrangements.

OUTLOOK

The first quarter of 2005 fulfilled the Company’s expectations at year end and the Neves-Corvo mine continued to perform at expected production levels. Although the grade of ore supplied to the mill was slightly lower in first quarter, the grade did return to forecast levels early in the second quarter. The price of copper exceeded expectations during the first quarter, averaging $1.48 for the period compared to the $1.25 predicted. The continued performance levels at the mine, coupled with the strong copper price, if continued through the balance of 2005, will allow the Company to continue to aggressively reduce its debt levels and improve the balance sheet. At the current strong copper price, EuroZinc has estimated that it could eliminate the price participation loan before the end of 2005.

As expected, the short call contracts on 26,568 tonnes of copper metal for 2005 (6,612 tonnes for the first quarter) did have an effect on revenues for the period ($5.3 million netted against the gross revenues) and will continue to have an effect for the balance of 2005 depending upon the monthly average LME cash settlement price for copper. However, those contracts are due to expire at the end of 2005 and the Company will recognize a $14.6 million marked-to-market gain on the short call contracts by the end of the year.

Also as expected, cash costs for the mine during the quarter did increase significantly from the 2004 average of $0.64 per pound to $0.84 per pound for the first quarter. This increase was primarily a result of the increase in treatment and refining charges, but costs were also impacted by the strength of the Euro and higher prices for consumables. As treatment and refining contracts are negotiated for a year at a time, additional increases are not expected for the balance of 2005, but likewise there will not be dramatic decreases. The Company hedged 75% of its Euro needs for the year and expects to hedge the balance in the second quarter at an average Euro/US$ exchange rate of 1.30 for 2005.

The initial development of the Neves-Corvo zinc zones and the conversion of the available tin circuit to a zinc circuit, at an estimated capital cost of $5.2 million, will be financed out of cash flow from the mine. To initiate zinc production from the Aljustrel mine, the issues are now primarily socio-political since the technical issues have been resolved. The capital expenditure required to bring the Aljustrel mine to full production is approximately $100 million, net of early production revenues. This updated estimate takes into account the current commodity price increases, present currency exchange rates and estimates, and current material and supply prices. European interest free loans and grants, totaling approximately $25 million, are also available. The increased demand for zinc concentrate from smelters has provided EuroZinc with a measure of flexibility to finance the capital expenditures requirements without having to rely on issuing additional equity. EuroZinc is currently in discussions with banks and others to arrange the optimum funding mix for the project. A decision on reopening the mine is pending.

TRANSACTIONS WITH RELATED PARTIES

During the quarter the Company paid a total of $54,000 in fees to certain directors and officers of EuroZinc for consulting fees in areas where they have a particular expertise. This compares to a total of $110,000 that was paid during the comparable period in 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2005

OUTSTANDING SHARE DATA

As of May 5, 2005, the Company had the following common shares, options, warrants, and agents options outstanding:

▪

Common Shares

518,716,820

▪

Share Purchase Options

14,580,000

▪

Share Purchase Warrants

25,170,005

▪

Agent’s Options (including warrants)

       4,069,362

Diluted Total

562,536,187

The exercise prices of the above options and warrants range from $0.10 to $0.89 per share.

FINANCIAL INSTRUMENTS

In the first quarter of 2005 the Company’s short copper call positions decreased the Company’s potential revenue by $5.3 million. The short call positions and the deferred puts on copper, when marked to market as of March 31, 2005, also resulted in an additional unrealized loss of $0.9 million. This loss was partially offset by an unrealized gain of $0.6 million on interest rate swap agreements and an unrealized gain of $0.4 million on foreign exchange contracts as of March 31, 2005.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2005, the Company has adopted Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities (“VIE”). The new standard establishes when a company should consolidate a VIE in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE’s expected losses, or is entitled to receive a majority of the VIE’s residual returns or both. The adoption of this guideline has not had a material impact on the accounts of the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.